Mega World Food Holding Company

April 13, 2011

John Lucas
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Mega World Food Holding Company
Registration Statement on Form S-1
File No. 333-171046

We hereby withdraw the request for acceleration of the effectiveness of the above registration statement to Wednesday, April 13, 2011 at 5 p.m., or such later time or date as is practical.

Thank you for your consideration.

Sincerely,

/s/ Xiaozhong Wu

Xiaozhong Wu, Chairman